February 12, 2025

Jeffrey A. Meckler
Chief Executive Officer
Indaptus Therapeutics, Inc.
3 Columbus Circle
15th Floor
New York, NY 10019

        Re: Indaptus Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed February 12, 2025
            File No. 333-284863
Dear Jeffrey A. Meckler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary Emmanuel, Esq.